Mail Stop 6010

September 2, 2008

Alexei Marko
Chief Executive Officer
Neovasc, Inc.
13700 Mayfield Place, Suite 2135
Richmond, British Columbia, Canada, V6V 2E4

> **Re:** **Neovasc, Inc.**
> **Registration Statement on Form 20-F**
> **Filed August 6, 2008**
> **File No. 000-53363**

Dear Mr. Marko:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please note that the Form 20-F registration statement will become automatically effective 60 days from the date of the first filing on Edgar. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, regardless of the status of the review of this filing.

2. Consideration should be given on an ongoing basis to the updating requirements of Item 8.A.of Form 20-F. Note this updating requirement could impact your pro

forma financial statements, as well. Also, provide a currently dated consent from the independent public accountant in any amendments.

Glossary of Technical Terms, page 3

3.   A glossary should only be used if it facilitates the understanding of your disclosure. You should consider whether the meanings of the terms in this glossary, as well as those in the glossary of defined terms beginning on page 7, can be made clear where they are first used. In addition, you should not use a glossary to define common abbreviations or for terms that are understood by persons other than industry experts. Please refer to Updated Staff Legal Bulletin No. 7 (June 7, 1999) Question 2 available on our website at http://www.sec.gov/interps/legal/cfslb7a.htm.

B. Capitalization and Indebtedness, page 18

4.   Please revise to remove the caption relating to cash from your presentation of capitalization.

Risk Factors, page 19

5.   Please disclose as a separate risk factor the going concern limitation in the notes to your financial statements. In addition, explain the reasons for and effects of the language, such as the consequence it may have on your cost of capital.

6.   On page 27 you disclose as a risk factor your reliance on single-source suppliers of raw materials. We note, however, that you may also depend on single source suppliers for certain components, such as your Reducer, and products provided by B-Balloon. Please disclose as a separate risk factor the extent to which you rely upon single source suppliers for components and products and the effect on your business should these sources of supply become unavailable.

Item 4. Information on the Company, page 31

Business of PMD, page 34

7.   In the first paragraph, please clarify what you mean by the PerPatch Sleeve being "in transfer" and specify what steps remain prior to commercialization of this product.

Increase in Near-Term Revenue Potential of Products, page 36

8.   We note your statement that the technology platforms for both Neovasc and B-Balloon have "near-term revenue potential…." Given that these entities' products are not yet commercially available, nor have they been approved by necessary regulatory agencies in Europe and the United States as required before you can begin selling these products, there does not appear to be a basis for this statement. Please delete.

Increase in Potential of Strategic Alliances, page 36

9.   We note here and throughout your document that many statements regarding the uses for your products, the size of potential markets, and other market opportunities lack independent support or appropriate balancing disclosure. For instance, by means of noninclusive example, we note the following:

   • Your statement on page 36 that "Neovasc and B-Balloon products could have high revenue and margin potential";

   • Your statement on page 47 that there is a "need for improved diagnostic procedures and devices" to address the "unacceptably high rates of restenosis and/or other complications," and a "strong drive to use more accurate sizing tools";

   • Your table and related disclosure on page 49 citing many uses of your products for which you have not obtained the necessary regulatory approvals for the marketing or sale of your products for these uses;

   • Your statement on page 63 that ostial and bifurcation lesions could account for 10% and 25% of lesions treated, respectively;

   • Your statement on page 64 that ostial lesion procedures account for 7% of interventions and bifurcation lesions account for 25% of all lesions;

   • Your statement on page 67 that Fibromuscular dysplasia accounts for 10% of RAS cases.

   Please revise as appropriate throughout the registration statement to disclose the bases for your statements regarding market size and opportunity. Also, ensure that appropriate balancing disclosure is included where such statements are made in order to provide context for investors. For example, where you discuss market size and potential for a particular product, also indicate the status of any applications for regulatory approval required for the product's described use and the length of time usually required to obtain such approval.

The Metricath System, page 42

10.	We note your statement on page 42 that your product "addresses limitations of existing alternate… technologies that are either insufficiently accurate or prohibitively expensive and time-consuming to use." Revise here and throughout the document, as applicable, to disclose the bases for your beliefs regarding the advantages of your products and to provide balance by discussing the disadvantages of your product relative to established products with which you will compete.

Regulatory Status, page 44

11.	Please update the disclosure to indicate the current status of the pre-market application that you submitted to the FDA in 2007, and describe what actions must be taken to complete the application process. In this regard, we note from Note 13 to your interim financial statements for the period ending March 31, 2008 that the FDA has since responded to your application.

Contract Development and Manufacturing, page 46

12.	Please expand your disclosure in the final sentence of this section to provide an indication of the amount of variability and predictability in revenues from contract agreements. Also, in addition to customer needs, disclose any other factors that drive this variability.

Meritrach Expansion Plan, page 50

13.	Please expand your disclosure to explain the status of your "initial relationships" with your customers. For example, have these customers committed in any way to purchase your products? If not, please revise to so state.

Tissue Products, page 56

14.	According to the disclosure in the third paragraph, the companies you list are not direct competitors. Please clarify the basis on which you compete with these companies and how their use of synthetic patch materials would threaten the demand for your product.

Item 5. Operating and Financial Review and Prospectus, page 76

A. Operating Results, page 82

15.	Please revise to separately quantify the various components of your line item results to give readers a better understanding of your results. For instance, how much of the 33% increase in revenues in the first three months of 2008 was attributable to an increase in contract manufacturing revenues, and how much was attributable to sales of PeriPatch products? Also clarify the reasons for the increase in the separate components. For instance, indicate whether you experienced an increase in volume of your product sales during the period, or whether the increase in product sales was attributable to an increase in price.

Item 6. Directors, Senior Management and Employees, page 101

A. Directors and Mangement, page 101

16.   Please revise your table to include all shares of which Dr. Hsiao and Mr. Lifschitz are considered beneficial owners pursuant to the definition in Rule 13d-3 of the Exchange Act. Also make corresponding changes to your table on page 123.

B. Compensation, page 110

17.   We note that your table on page 111 includes disclosure of bonus payments to Messrs. Marko and Clark. Please provide a brief description of the plan or arrangement under which these payments were made, as well as the basis upon which Messrs. Marko and Clark participate in the plan. Refer to Item 6.B.1 of Form 20-F.

Options and Stock Appreciation Rights Granted…, page 111

18.   Please clarify the applicability of footnote (1) in the first table in this section.

Termination of Employment…, page 114

19.   Please disclose the remuneration of your named executive officers in the event of termination or change in responsibilities following a change in control, even if the amount is less than $100,000.

C. Board Practices, page 116

Benefits on Termination of Employment, page 116

20.   Please disclose whether your directors are entitled to benefits upon termination. Even if they are not entitled to benefits, you should provide an appropriate negative statement. Refer to Item 6.C. of Form 20-F.

(b) Corporate Governance and Nominating Committee, page 122

21.   We note that Mr. Clark provides assistance to the Committee. Please expand your disclosure regarding Mr. Clark's role in the Committee. For example, does Mr. Clark make recommendations to the Committee? Does Mr. Clark make recommendations to the Board on behalf of the Committee?

(c) Compensation Committee, page 124

22.   Please reconcile the grant date and expiration date of the options granted in January 2007 as noted in the Options table on page 124 with the grant and expiration date of those options in the table on page 112.

Item 7. Major Shareholders and Related Party Transactions, page 126

Major Shareholders, page 126

23.   Please disclose the individuals who have or share voting or investment power over the shares held in the name of Peregrine Group.

B. Related Party Transactions, page 127

24.   Please disclose or provide us with your analysis explaining why the $70,000 payment to ETS Consulting mentioned on page 115 should not be disclosed pursuant to Item 7.B of Form 20-F.

Covered Stent Contract Manufacturing, page 128

25.   We note your statement that DP is a "significant shareholder" and that the revenues generated pursuant to a manufacturing arrangement with DP are characterized as related party revenues in Notes 11 and 16, respectively, to the March 31, 2008 and December 31, 2007 financial statements. Please revise to provide disclosure pursuant to Item 7.B of Form 20-F with respect to this entity, and explain why DP is not included in the Major Shareholders table on page 126.

Financial Services, page 128

26.   Please clarify whether the services you describe here are those for which you paid the firm of Bishop & Wallace in 2005 through 2007, as indicated in footnote (5) to the Summary Compensation Table on page 111. If so, please revise your disclosure to reflect that Mr. Wallace is no longer your CFO.

Consulting Services, page 129

27.   Please revise to provide the information required by Item 7.B of Form 20-F with respect to the financing transaction referenced in item 3 on page 129.

Item 9. The Offer and Listing, page 131

Trading Markets, page 131

28.   We note your statements here and on page 36 that you intend to apply for listing on the American Stock Exchange. Please advise us of the timing of your anticipated application to the AMEX.

Item 10. Additional Information, page 133

A. Share Capital, page 133

29.   We note that much of your per share information throughout the registration statement is provided on a post-consolidation basis, to reflect the 20 for 1 reverse split that occurred on July 1, 2008. Therefore, please also provide the information in the tables in this section on a post-consolidation basis.

D. Exchange Controls, page 143

30.   In the fourth paragraph, you indicate that an acquisition can be reviewable or notifiable. Please revise to indicate the circumstances in which an acquisition is notifiable and the consequences of such status under the Investment Canada Act.

E. Taxation, page 144

Dividends, page 145

31.   Please clarify how a holder can demonstrate that she is a "qualifying" U.S. Holder.

Passive Foreign Investment Company, page 148

32.   We note your statement that you expect to qualify as a passive foreign investment company for the fiscal year ended August 31, 2007 and that you may also qualify as a PFIC in future years. Please update your disclosure to indicate whether you were found to be a PFIC in 2007 and what your status is for the 2008 fiscal year. Also add appropriate risk factor disclosure. We may have further comment.

Item 17. Financial Statements, page 155

Medical Ventures Corp.

33.   We note on page 15 that you changed your name from "Medical Ventures Corp"
        to "Neovasc, Inc.", however you included the consolidated financial statements of
        "Medical Ventures Corp." and filed the registration statement under "Neovasc
        Inc." Please revise the financial statements to be consistent. For example,
        consider changing your disclosure to "Neovasc, Inc. (formerly Medical Ventures
        Corp.)." Please revise throughout the document as appropriate.

34.   In this regard, please have your auditor make similar changes to their accountants'
        report as appropriate.

35.   We note that you did not provide a reconciliation to U.S. GAAP for the interim
        period as of March 31, 2008. Please provide or tell us why you believe it is not
        required.

Interim Consolidated Balance Sheets, page 1

36.   We note the header "March 31, 200<u>7</u>." Please revise as appropriate.

Note 11. Share Capital, page 14

37.   We note on April 24, 2007, that you issued 38,709,110 units, with each unit
        consisting of one common share and one-half of common share purchase warrant.
        Please explain how you accounted for these public offering units under Canadian
        GAAP. Since we note no Canadian GAAP to U.S. GAAP reconciliation, explain
        how your accounting is consistent with U.S. GAAP as well.

Note 20. Subsequent Events, page 22

38.   Please tell us and revise to disclose in more detail how you accounted for the
        business combination among MEV, Neovasc and B-Balloon. Also, describe any
        significant differences between accounting under Canadian GAAP and U.S.
        GAAP.

39.   We note on page 130, that you received a letter dated April 30, 2008 with respect
        to one of Neovasc patents. Please tell us if any litigation has been filed related to
        these patents. If material, you should update your disclosure to discuss these
        matters. If you believe no additional disclosure is necessary, please explain.

40.   We note that you authorized a reverse stock split on a 20 for 1 basis concurrent with the acquisition of Neovasc and B-Balloon. Share data and per share amounts should be retroactively restated throughout the document. Revise or advise.

Note 21. Differences Between Canadian and United States Generally Accepted Accounting Principles, page 22

41.   Please revise to disclose earnings per share based on U.S. GAAP, if materially different from Canadian GAAP. Also, confirm there are no differences as it relates to net income between Canadian and U.S. GAAP.

Neovasc Medical, LTD.

Balance Sheets, page 3

42.   Revise to disclose the liquidation preference of preferred stock on the face of the balance sheet as required by SFAS 129, paragraph 6.

Statement of Changes in Shareholders' Equity (Deficit), page 5

43.   Revise to disclose the date and number of shares of stock issued for cash or other consideration for each transaction since inception.   For each non-cash transaction, disclose in the footnotes the nature of the non-cash consideration and the basis for assigning recorded amounts. Refer to paragraph 11(d) to SFAS 7. This comment also applies to B-Balloon.

Note 1. General, page 8

44.   We note the financial statements were prepared in accordance with accounting principles generally accepted in the United States of America applicable to interim statements. Given that fiscal year ends are presented, please tell us why this statement is appropriate. Revise or advise.

Note 7. Commitments, page 12

45.   We note that you are obligated to pay royalties to the Government of Israel on the sale of products not to exceed the total amount of the grants, including interest,

received from the Office of Chief Scientist.   Tell us more about the significant terms of the grants.   Explain any conditions imposed by the Office of the Chief Scientist that may require you to refund these grants, together with interest and penalties. Explain your accounting in greater detail and demonstrate whether and how it complies with SFAS 68.   This comment also applies to B-Balloon.

Pro Forma Consolidated Financial Statements, Unaudited, For the Year Ended December 31, 2007

Pro Forma Consolidated Statement of Operations, page 3

46.   Disclose historical basic and diluted earnings per share on the face of the pro forma statements of operations, together with the number of shares used to compute such per share data.   Refer to Article 11 of Regulation S-X.

Note 2. Significant Accounting Policies, page 4

47.   We note that the pro forma financial statements for MEV have been prepared in accordance with Canadian GAAP and Neovasc and B-Balloon have been prepared in accordance with U.S. GAAP. Article 11 pro forma financial statements should either be prepared on a U.S. GAAP basis or be accompanied by quantified reconciliations to U.S. GAAP prepared in a manner consistent with Item 17. Revise or advise.

Note 3. Business Combination, page 4

48.   You state that there is possibility that once all exchanges have taken place either Neovasc or B-Balloon could be the acquirer and the merger would be accounted for as a reverse takeover.   Please explain any variances in the exchange ratio that would cause Neovasc or B-Balloon to be the acquirer.   We note that the "exact number" of common shares of the combined enterprise to be held by each of the former shareholders of MEV, Neovasc, and B-Balloon cannot be determined with certainty in advance.   If this amount is now available, please disclose. If you are still unable to disclose the exact number of common shares held by former shareholders of MEV, Neovasc, and B-Balloon, please explain why and when these amounts will be available.

49.   Not withstanding the above, please discuss your basis in GAAP for your conclusion that MEV is the accounting acquirer and the purchase method of accounting is appropriate. Explain how you considered each item in paragraph 17 of SFAS 141 in your response. Also, discuss the ownership interest of Neovasc and B-Balloon prior to the consummation of the merger.   Tell us your

consideration that these companies are entities under common control. If so, explain how this impacted your accounting. We may have additional comments after reviewing your response.

50. In this regard, note that if Neovasc and/or B-Balloon are considered the acquirer and the merger is accounted for as a reverse takeover, Neovasc and B-Balloon will be the predecessor corporation and their historical financial statements will become your historical financial statements. It would appear that that Neovasc and B-Balloon historical financial statements would then need to comply with PCAOB standards. Please advise.

51. Also, we note that the pro forma are presented in Canadian dollars and B-Balloon and Neovasc are translated into Canadian dollars as of the year ended December 31, 2007. However, it appears that the current presentation does not properly reflect the effect of the translation. Alternatively, it appears that a more accurate presentation would begin with the historical financial statements of Neovasc and B-Balloon, and then provide translation adjustments to Canadian dollars, with the final column historical Neovasc and B-Balloon in Canadian dollars This would then be followed by the presentation of historical MEV, then the purchase accounting adjustments and finally the pro forma combined financial information. Please advise.

<u>Note 4. Pro Forma Transactions and Assumptions, page 6</u>

52. We note that the company assumed the total consideration paid for B-Balloon and Neovasc would be 11,600,000 shares of MEV. Please reconcile this with the disclosure on page 37, which states a total of 11,716,000 post-consolidation shares were issued.

53. Revise to disclose how the fair market value of the shares issued and stock options/ warrants assumed were determined. In addition, clarify how the fair market values of the assets and liabilities acquired were determined. Specifically, revise to disclose your allocation of purchase price to clearly identify: (i) net tangible assets and liabilities acquired; (ii) identified intangible assets and (iii) fair value adjustments to net tangible and intangible assets and liabilities. In addition, provide the reason for the significant amounts to be allocated to goodwill. Explain the reason for the significant premium paid for the acquisitions.

54. In this regard, tell us more about the treatment of options and warrants at the time of the merger. Explain if the outstanding options and warrants of B-Balloon and Neovasc convert to MEV options and warrants, with <u>unchanged</u> vesting provisions and other terms. Explain how your proposed accounting complies with Question 17 of FIN 44, paragraph 85 and applicable Canadian GAAP.

Exhibits

55.   Please tell us whether the non-disclosure agreements you disclose on pages 103 through 107 as well as the employment agreements with your executive officers you disclose on page 114 must be filed in your home country. If they are, please file them as exhibits. Refer to Instruction 4(c) of Item 19 in Form 20-F.

Exhibit 4.2

56.   You indicate that you are requesting confidential treatment for portions of this exhibit. Please note that the application process contemplates that the confidential treatment request is filed at the same time that you file this exhibit. Please refer to Section II.D.3 of Staff Legal Bulletin No. 1 (February 28, 1997).

        As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Alexei Marko
Neovasc, Inc.
September 2, 2008
Page 13

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Andri Boerman at (202) 551-3645 or Angela Crane, Accounting Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3625 with any other questions.

                   Sincerely,

                   Mary Beth Breslin
                   Senior Attorney

cc: Karim Lalani, Esq.
       Lang Michener LLP